Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-144391 of our report dated June 8, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), Share-Based Payment), relating to the financial statements of Immtech Pharmaceuticals, Inc. and our report dated June 8, 2007, relating to management’s report on the effectiveness of the internal control over financial reporting, appearing in the Annual Report on Form 10-K of Immtech Pharmaceuticals, Inc. for the year ended March 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
September 4, 2007